RECEIVED
MAR 04 2015
SEC MAIL PROCESSING SECTION
WASH, D.C.
201

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48981

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Temper of the Times Investor Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Pleasant Ridge Road
(No. and Street)

Harrison (City) New York (State) 10528 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Leonard Barenboim 914-925-0022 ext 108
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

D'Arcangelo & Co., LLP
(Name – *if individual, state last, first, middle name*)

800 Westchester Avenue, Suite N-400 (Address) Rye Brook (City) New York (State) 10573 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

15049851

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14
KW

OATH OR AFFIRMATION

I, LEONARD BARENBOIM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of TEMPER OF THE TIMES, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature and Title

PRESIDENT

Notary Public 8/2/2015

KATHERINE M. HARRIS 01HA5078286
NOTARY PUBLIC STATE OF NEW YORK
QUALIFIED IN WESTCHESTER COUNTY
COMMISSION EXPIRES 5.19.2015

This report contains (check all applicable boxes):

- (x) (a) Facing page.
- (x) (b) Statement of Financial Condition.
- (x) (c) Statement of Income (Loss).
- (x) (d) Statement of Cash Flows.
- (x) (e) Statement of Changes in Stockholders' Equity.
- ( ) (f) Statement of Changes in Subordinated Liabilities (not applicable)
- (x) (g) Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
- ( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)
- ( ) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
- (x) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3
- ( ) (k) A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
- (x) (l) An Oath or Affirmation.
- ( ) (m) A Copy of the SIPC Supplemental Report.
- (x) (n) Report on management's assertion letter regarding 15c3-3 Exemption Report
- (x) (o) Management's assertion letter regarding 15c3-3 Exemption Report

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

CONTENTS

DECEMBER 31, 2014 AND 2013

D'Arcangelo & Co. LLP
Certified Public Accountants & Consultants

800 Westchester Ave., Suite N-400, Rye Brook, NY 10573-1301
914-694-4600 Fax: 914-694-3658
Mid-Hudson • Utica/Rome • Westchester
www.darcangelo.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors And Shareholders
Temper of the Times Investor Services, Inc.
Harrison, New York

We have audited the accompanying financial statements of Temper of the Times Investor Services, Inc., (a New York corporation), which comprise the statements of financial condition as of December 31, 2014 and 2013, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements and supplemental information. Temper of the Times Investor Services, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Temper of the Times Investor Services, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The accompanying supplementary information on pages 15 through 18 has been subjected to audit procedures performed in conjunction with the audit of Temper of the Times Investor Services, Inc.'s financial statements. The supplemental information is the responsibility of Temper of the Times Investor Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

D'Arcangelo + Co., LLP

Rye Brook, New York
March 2, 2015

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014 AND 2013

	2014	2013
ASSETS		
Cash and cash equivalents	$ 861,730	$ 173,823
Cash segregated under federal and other regulations (note 2)	4	715,937
Securities inventory, in process of delivery to customers	36,492	29,392
Securities inventory, at fair value	12,670	1,091
Prepaid expenses	17,275	17,050
Total assets	$ 928,171	$ 937,293
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Payables to customers	$ 90,895	$ 89,070
Accounts payable and accrued expenses	15,743	14,613
Due to related entities (note 9)	-	18,119
Subordinated loan payable, related entity (note 9)	200,000	200,000
Total liabilities	306,638	321,802
Stockholders' equity:		
Common stock, $0.10 par value; 1,200,000 shares authorized, 1,066,400 issued and outstanding	106,640	106,640
Additional paid in capital	4,050	4,050
Retained earnings	510,843	504,801
Total stockholders' equity	621,533	615,491
Total liabilities and stockholders' equity	$ 928,171	$ 937,293

See notes to financial statements.

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

STATEMENT OF OPERATIONS

YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
Revenues:		
Enrollment charges	$ 215,037	$ 168,620
Interest and dividend income	4,056	7,122
Realized and unrealized gain (loss) on securities	16,115	(116)
Other revenue	125	125
Total revenues	235,333	175,751
Expenses:		
Employee compensation and benefits	53,092	60,544
Marketing and customer benefits (note 9)	6,000	-
Occupancy and equipment rental (note 9)	5,040	5,000
Postage and mailings	882	2,062
Licenses and taxes	18,003	19,251
Professional fees	65,075	48,299
Dues and subscriptions	1,736	1,477
Bad debt expense	-	400
Other operating expenses	67,463	78,244
Interest expense, related party (note 9)	12,000	12,000
Total expenses	229,291	227,277
Net income (loss)	$ 6,042	$ (51,526)

See notes to financial statements.

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2014 AND 2013

	Common stock	Additional paid in capital	Retained earnings	Total
Balance, January 1, 2013	$ 106,640	$ 4,050	$ 556,327	$ 667,017
Net (loss), year ended December 31, 2013	-	-	(51,526)	(51,526)
Balance, December 31, 2013	106,640	4,050	504,801	615,491
Net income, year ended December 31, 2014	-	-	6,042	6,042
Balance, December 31, 2014	$ 106,640	$ 4,050	$ 510,843	$ 621,533

See notes to financial statements.

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
Change in subordinated liabilities	$ -	$ -
Subordinated liabilities, beginning of year	200,000	200,000
Subordinated liabilities, end of year	$ 200,000	$ 200,000

See notes to financial statements.

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

STATEMENT OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
Cash flows from operating activities:		
Net income (loss)	$ 6,042	$ (51,526)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Unrealized loss (gain) on securities	(11,363)	116
(Increase) decrease in operating assets:		
Cash segregated under federal and other regulations	715,933	(1,784)
Securities inventory, in process of delivery to customers	(7,100)	(29,392)
Securities inventory, at fair value	(216)	(671)
Prepaid expenses	(225)	(13,951)
Increase (decrease) in operating liabilities:		
Payables to customers	1,825	83,476
Accounts payable and accrued expenses	1,130	(6,393)
Due to related entities	(18,119)	9,049
Net cash provided by (used in) operating activities	687,907	(11,076)
Net increase (decrease) in cash	687,907	(11,076)
Cash and cash equivalents, beginning of year	173,823	184,899
Cash and cash equivalents, end of year	$ 861,730	$ 173,823
Supplemental disclosures:		
Interest paid	$ 12,000	$ 12,000

See notes to financial statements.

TEMPER OF THE TIMES INVESTORS SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

1. **Summary of significant accounting policies:**

Nature of operations

Temper of the Times Investor Services, Inc., (the Company) is engaged in a single line of business as a self-clearing securities broker/dealer, which provides a service to help customers become enrolled in dividend reinvestment plans of publicly-traded companies. This service is provided primarily to independent investors and subscribers of *Direct Investing*, a semi-monthly on-line newsletter, and purchasers of the *Guide to Direct Investment Plans,* both of which are published by an affiliate targeting small retail investors. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and a member of the Securities Investor Protection Corporation (SIPC). The Company operates in New York and its customers are located throughout the United States.

Securities inventory

Securities inventory consists of marketable corporate equity securities recorded on a settlement date basis and are stated at fair value based upon quoted market prices. The Company's securities inventory in the process of transfer is comprised exclusively of marketable corporate equity securities that are pending transfer to customers and is stated at cost.

Fair value measurement

Accounting principles generally accepted in United States of America (GAAP) defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by GAAP are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

1. Summary of significant accounting policies (continued):

Fair value measurement (continued)

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Revenue recognition

The Company charges an enrollment service charge for opening dividend reinvestment plan accounts for those customers with the various publicly held companies. The enrollment charges and the related revenues in connection with the dividend reinvestment plan service are recognized when shares are transferred to the account of the customer. With respect to the Company's method of conducting business, there is no material difference between accounting on a settlement date basis as compared to a trade date basis. Deferred income is recorded when the shares are purchased for the customer and the transfer to the customer is not completed in the same month; the income is recognized when the Company receives confirmation of delivery to the customer.

Advertising costs

The Company does not do any direct advertising.

Income taxes

The Company's shareholders elected S corporation status for Federal and New York State income tax purposes. All taxable income and expense items are allocated to the shareholders for inclusion in their respective income tax returns. Accordingly, there is no provision for Federal or New York State income taxes.

The Company evaluates the effect of uncertain tax positions, if any, and provides for those positions in accordance with the provisions of GAAP and discloses any material adjustments as a result of tax examinations. The Company reports interest and penalties resulting from these adjustments as other expenses.

There are no deferred taxes as the timing differences between accounting and tax items are immaterial.

Tax returns for the years ended December 31, 2011 to 2014 are subject to audit by the Federal and New York State taxing authorities.

1. Summary of significant accounting policies (continued):

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly-liquid securities with a maturity of three months or less, when purchased, to be cash equivalents.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Actual results could differ from those estimates.

2. Cash segregated under Federal and other regulations:

Cash has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Act of 1934. At December 31, 2014, the Company was in the process of transferring the segregated cash between financial institutions. The account was re-established in a different financial institution in the amount of $716,716 on January 14, 2015.

3. Depository Trust Company:

The Company is a non-voting shareholder of Depository Trust Company, a subsidiary of the Depository Trust & Clearing Corporation.

4. Payables to customers:

The Company accounts for monies received from customers as a payable until the requested securities are purchased and transferred to the customer's account.

5. Fair value:

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2014 and 2013.

2014:	Level 1	Level 2	Level 3	Total
Securities inventory, in process of delivery to customers	$ 36,492	$ -	$ -	$ 36,492
Securities inventory	12,670	-	-	12,670
Total	$ 49,162	$ -	$ -	$ 49,162

2013:	Level 1	Level 2	Level 3	Total
Securities inventory, in process of delivery to customers	$ 29,392	$ -	$ -	$ 29,392
Securities inventory	1,091	-	-	1,091
Total	$ 30,483	$ -	$ -	$ 30,483

6. Retirement plan:

The Company maintains a 401(k) plan covering all eligible employees. The Company has an option to match the employee contributions. The employees made voluntary plan contributions in 2014 and 2013. The Company did not make any discretionary contributions in either year.

7. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of $250,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $786,114, which was $536,114 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was .02 to 1.

8. Regulation:

The Company is registered as a broker-dealer with the United States Securities and Exchange Commission (SEC). The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to the Financial Industry Regulatory Authority (FINRA) which has been designated by the SEC as the Company's primary regulator. This self-regulatory organization adopts rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices, the use and safekeeping of customers' funds and securities, and the conduct of directors, officers and employees.

Securities firms are also subject to regulation by state securities administrators in those states in which they conduct business.

The Company's operations were inspected by FINRA during 2014 and 2013.

9. Concentrations:

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalent accounts in financial institutions, which from time to time exceed the Federal depository insurance coverage limit. The Company's cash management policy is to mitigate the Company's credit risks by investing in or through major financial institutions.

Business risk

The Company's revenues and profitability are affected by many conditions, including changes in economic conditions, inflation, political events, and investor sentiment. Because these factors are unpredictable and beyond the Company's control, earnings may fluctuate significantly from year to year.

9. Concentrations (continued):

Stock purchases

The Company uses a single broker-dealer to purchase the stock used to fulfill customer enrollment orders. A change in brokerage firms could cause an increase in transaction costs and a possible loss of sales, which could adversely affect operating results.

10. Related party transactions:

Due to related entities

This payable is non-interest bearing and is a result of transactions occurring between the affiliates in the normal course of business.

Subordinated loan payable, related party

The Company received a $200,000 loan from an affiliate in 1999 which was subordinated to all claims of present and future creditors of the Company prior to maturity. In November 2008, the affiliate extended the maturity date of the loan to January 31, 2013 maintaining the interest rate at 6% and the extension of the subordination agreement thru January 31, 2013 was approved by FINRA. In January 2013, the successor affiliate extended the maturity of the loan to January 31, 2016 with the interest rate at 6% and the extension of the subordinated agreement thru January 31, 2016 was approved by FINRA.

The Company recorded interest expense of $12,000 annually for 2014 and 2013 on the above loan. As of December 31, 2014 and 2013, there is no unpaid interest.

Administrative expenses - postage, telephone, office supplies

The Company and its affiliate share office space and administrative expenses. Expenses are allocated based on the amount of usage. Total reimbursement for 2014 is $5,040 and for 2013, $5000.

Marketing and customer benefits

In 2014, the Company's affiliate provides marketing and customer benefits on behalf of the Company. Total reimbursement for 2014 is $6,000. No services were provided in 2013.

11. Financial instruments:

Substantially all the Company's financial instruments are carried at fair value or amounts that approximate fair value.

12. Securities in the process of transfer:

The Company fulfills customer orders by purchasing securities through brokers and arranges for the transfer of the shares purchased to the ultimate owner through the respective transfer agents.

13. Commitments and contingencies:

The Company does not have any commitments or contingencies at December 31, 2014.

13. Subsequent events:

Events that occur after the statement of financial condition date but before the financial statements were available to be issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the statement of financial condition date are recognized in the accompanying financial statements. Subsequent events which provide evidence about conditions that existed after the statement of financial condition date, require disclosure in the accompanying notes. Management evaluated the activity of the entity through March 2, 2015 (the date the financial statements were available to be issued) and concluded that no subsequent events have occurred that would require disclosure in the notes to the financial statements are as stated in Note 2 and as follows:

The Company was notified on March 2, 2015 that the SEC would be conducting a regulatory examination beginning on March 9, 2015.

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

NET CAPITAL		
Total stockholders' equity	$	621,533
Add: Subordinated borrowings allowable for net capital		200,000
Total capital and allowable subordinated borrowings		821,533
Deductions and/or charges		
Nonallowable assets:		
Prepaid expenses		17,275
Net capital before haircuts on securities positions		804,258
Haircuts:		
Securities inventory		18,144
Net capital	$	786,114
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Payables to customers	$	89,070
Accounts payable and accrued expenses		15,743
Payable to affiliate		-
Total liabilities		104,813
Less adjustment based on special reserve bank accounts		89,070
Total aggregate indebtedness	$	15,743
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital under rule 15c3-1(a)(1)(i)	$	1,050
Minimum net capital under rule 15c3-1(a)(2)(i)	$	250,000
Required minimum net capital (greater of rule 15c3-1(a)(1)(i) or rule 15c3-1(a)(2)(i))	$	250,000
EXCESS NET CAPITAL AT 1500%	$	536,114
EXCESS NET CAPITAL AT 1000%	$	486,114
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		.02 to 1.

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

Credit balances:	
Free credit balances and other credit balances customers' securities accounts	$ 90,895
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the agent or the issuer during the 40 days	-
Total credit balances	90,895
Debit balances:	
Total debit balances	-
Reserve computation:	
Excess of total credits over total debits	$ 90,895
If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits	$ 95,440
Cash segregated under federal and other regulations	4
Deficient amount on deposit in 'Reserve Bank Accounts' over amount required	(95,436)
Deposit in 'Reserve Bank Account' on January 14, 2015	716,716
Excess of amount on deposit in 'Reserve Bank Account' over amount required	$ 621,280
Reconciliation to FOCUS report:	
Reconciliation with Company's computation (included in Part II of Form X-17a-5 as of December 31, 2014):	
Excess of total credits, as reported in Company's Part II (unaudited) FOCUS report	$ 95,440
Reserve requirement per audited financial statements	$ 95,440

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

1. Customers' fully paid and excess margin securities not in respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date, but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3).	None
A. Number of items	None
2. Customers' fully paid securities and excess margin securities (for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from temporary lags which result from normal business operations as permitted under rule 15c3-3).	None
A. Number of items	None

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

RECONCILIATION PURSUANT TO RULE 17A-5(D)(4) OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

Reconciliation with Company's computation (included in Part II of Form X-17a-5) as of December 31, 2014:

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	786,114
Subsequent adjustment to accruals		-
Net capital per audited financial statements	$	786,114

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

RECONCILIATION PURSUANT TO RULE 17A-5(D)(4) OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

Reconciliation with Company's computation (included in Part II of Form X-17a-5) as of December 31, 2014:

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	786,114
Subsequent adjustment to accruals		-
Net capital per audited financial statements	$	786,114

D'Arcangelo & Co. LLP
Certified Public Accountants & Consultants

800 Westchester Ave., Suite N-400, Rye Brook, NY 10573-1301
914-694-4600 Fax: 914-694-3658
Mid-Hudson • Utica/Rome • Westchester
www.darcangelo.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Temper of the Times Investor Services, Inc.
Harrison, New York

We have examined the statements made by Temper of the Times Investor Services, Inc. (the Company), included in the accompanying compliance report, that (1) the Company's internal control over compliance was effective during the most recent fiscal year ended December 31, 2014; (2) the Company's internal control over compliance was effective as of December 31, 2014; (3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014; and (4) the information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or Rule 2340 of the National Association of Securities Dealers that requires account statements to be sent to the customers of the Company, will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2014; the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, Temper of the Times Investor Services, Inc.'s statements referred to above are fairly stated, in all material respects.

D'Arcangelo + Co., LLP

Rye Brook, New York
March 2, 2015

TEMPER OF THE TIMES INVESTORS SERVICES, INC.

COMPLIANCE REPORT

DECEMBER 31, 2014

Temper of the Times Investors Services, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the United States Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained internal control over compliance, as the term is defined in paragraph (d)(3)(ii) of Rule 17a-5.
(2) The Company's internal control over compliance was effective during the most recent fiscal year ended December 31, 2014.
(3) The Company's internal control over compliance was effective as of the end of the most recent fiscal year ended December 31, 2014.
(4) The Company was in compliance with 17 C.F.R. 240.15c3-1 and 17 C.F.R. 240-15c3-3(e) as of the end of the most recent fiscal year end December 31, 2014;
(5) The Company was in compliance with Rule 2340 of the National Association of Securities Dealers relating to customer account statements; and
(6) The information the Company used to state that the Company was in compliance with 17 C.F.R. 240.15c3-1, 17 C.F.R. 240.15c3-3(e), and Rule 2340 was derived from the books and records of the Company.

Temper of the Times Investors Services, Inc.

I, Leonard Barenboim, swear that, to my best knowledge and belief, this Compliance Report is true and correct.

Leonard Barenboim, President